Kathleen H Moriarty Partner	1270 Avenue of the Americas 30th Floor New York, New York 10020-1708 T 212.655.6000 D 212.655.2548 moriarty@chapman.com

February 20, 2020

VIA EDGAR CORRESPONDENCE

Mr. Edward P. Bartz, Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE: Syntax ETF Trust – SEC File Nos. 333-215607 and 811-23227 (the “Registrant”)

Dear Mr. Bartz:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments received orally on January 21, 2020 regarding the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001104659-19-069827) filed under Rule 485(a)(2) of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with the Securities and Exchange Commission (the “Commission”) on December 4, 2019, to register a new series of the Registrant designated as Syntax Stratified U.S. Equities ETF (the “Fund”). The Staff’s comments on the Amendment and the Registrant’s responses thereto are set forth below.

Prospectus

1. Comment: Please provide a new opinion and consent of counsel regarding the legality of the Fund’s securities being registered as an exhibit to the Amendment.

Response: The Registrant confirms it will provide a new opinion and consent of counsel as an exhibit to the Amendment.

Objective

2. Comment: The Staff notes that the “Objective” section mentions investing in “ETFs”, please add the defined term for “ETFs”.

Response: The Registrant has supplemented the disclosure consistent with the Staff’s comment.

Fees And Expenses Of The Fund

3. Comment: Please file a copy of the Expense Limitation Agreement as an Exhibit to the Amendment.

Response: The Registrant confirms it will file the Amended Expense Limitation and Reimbursement Agreement as an exhibit to the Amendment.

4. Comment: Please provide a completed fee table and expense example by email or by supplemental EDGAR correspondence to the Staff in advance of filing the next response letter.

Response: The Registrant confirms that it has responded supplementally to Staff’s comment by providing a completed fee table and expense example by email.

5. Comment: The Staff believes that footnote 3 to the fee table is confusing. Please explain the following by email or by supplemental EDGAR correspondence to the Staff in advance of filing the next response letter.

(i) Will the “Acquired Fund Fees and Expenses” (AFFE) be included in the fee waiver agreement?

(ii) Who exactly will waive the AFFE? Is it really a waiver of the AFFE or will the top tier fund Advisor waive its management fee equal to the underlying funds fees, or is it really a waiver of the Advisors at the Underlying Funds level?

(iii) Please provide numerical example of the fee waiver and how it will be shown in the fee table.

(iv) Please add a sentence clarifying how a Shareholder will know if the fee waiver has been terminated.

Response: The Registrant confirms that it has responded supplementally to Staff’s comments and questions 5.(i)- 5.(iv) by email.

Principal Strategy of the Fund

4. Comment: “Principal Strategy of the Fund” section:

a. The first line of the section mentions “Stratified Weight” exposure. In this summary section, please add a brief explanation of what “stratified weight” and “stratified methodology” are. Please keep it concise and in Plain English here; maybe 3-4 sentences. If we would like to add more detail of the stratified methodology or stratified weight exposure, it can be added in the full prospectus not the summary section.

The registrant has made changes consistent with the Staff’s comment, as follows:

Syntax’s Stratified Weight™ approach is designed to correct for business risk concentrations that regularly occur in cap-weighted indices and equal-weighted indices. Cap weighting can cause an investor’s ownership to accumulate in the largest, most momentum-driven companies and industries, while equal weighting can cause an investor’s ownership to accumulate in the industries that have the most company representatives in the index. Instead of concentrating in the largest companies or the most represented industries, Syntax diversifies (or stratifies) index weight across a fixed number of business risk groups in a manner designed to provide a diversified exposure to of all the business opportunities of a benchmark. The methodology by which Syntax diversifies weight across these fixed groups is called Stratified Weight.

b. Add a short description of each underlying fund and what they represent.

The registrant has made changes consistent with the Staff’s comment as follows:

The targeted Underlying Funds will comprise the Syntax® Stratified LargeCap ETF, the Syntax® Stratified MidCap ETF, and the Syntax® Stratified SmallCap ETF, or portfolios of securities that hold comparable securities in comparable classes in a Stratified Weight methodology.

The Syntax® Stratified LargeCap ETF (ticker: SSPY) reweights the constituents of the S&P 500® and seeks to track, before fees and expenses, the total return performance of the Syntax Stratified LargeCap Index. The fund utilizes Syntax's Stratified Weight™ methodology to spread exposure more evenly across the business risks in the S&P 500. Its goal is to deliver a return that is representative of all the business opportunities in the reference index. By doing this, SSPY addresses the related business risk concentrations that occur in capitalization-weighted indices.

The Syntax® Stratified MidCap ETF (ticker: SMDY) reweights the constituents of the S&P MidCap 400® and seeks to track, before fees and expenses, the total return performance of the Syntax Stratified MidCap Index. The fund utilizes Syntax's Stratified Weight™ methodology to spread exposure more evenly across the business risks in the S&P 400. Its goal is to deliver a return that is representative of all the business opportunities in the reference index. By doing this, SMDY addresses the related business risk concentrations that occur in capitalization-weighted indices.

The Syntax® Stratified SmallCap ETF (ticker: SSLY) reweights the constituents of the S&P SmallCap 600® and seeks to track, before fees and expenses, the total return performance of the Syntax Stratified SmallCap Index. The fund utilizes Syntax's Stratified Weight™ methodology to spread exposure more evenly across the business risks in the S&P 600. Its goal is to deliver a return that is representative of all the business opportunities in the reference index. By doing this, SSLY addresses the related business risk concentrations that occur in capitalization-weighted indices.

The Fund, at the manager’s discretion, may from time to time own securities that are not included in the S&P Composite 1500 Index and may hold the securities that are not in a stratified weight exposure if the manager deems it in the interest of the Fund.

c. Please correct the name of the S&P 600 to its proper name throughout.

The registrant confirms that it has corrected the name.

d. Please disclose in this Strategy Section what the Fund will concentrate in.

The registrant seeks diversification across sectors rather than concentration in the Fund, and has made changes consistent with this approach in the strategy section, as follows:

The Indices for each of the Underlying Funds rebalance quarterly, on the third Friday of each quarter-ending month, and will include components allocated across eight industry sectors: consumer, energy, financials, food, healthcare, industrials, information, and information tools. The Fund will allocate across the Underlying Funds.

e. Per 35d-1 “Names Rule” – “U.S. Equities” is used in the name of the Fund, therefore need to add a policy stating at least 80% investment in U.S. Equities.

Response: The registrant has made changes consistent with the Staff’s comment, as follows:

The Fund has changed its name to the Syntax Stratified U.S. Total Market ETF. The Fund has a policy that under normal circumstances, it will invest at least 80% of its holdings in companies that represent U.S. total market exposure as per the investment objective.

5. Comment: “Principal Risks of Investing in the Fund” section:

a. Consider if a concentration risk is a Principal risk of the Fund and if so, please add appropriate risk disclosure.

The Registrant respectfully submits, as noted in the response to 4d) above, that the Fund, through the Underlying Funds and their reference indices, will seek to mitigate concentration risk by allocating across sectors, and the Registrant respectfully does not believe a principal risk related to concentration is necessary.

b. Please revise the heading of the section “Passive Strategy/Index Risk”: The Fund is actively managed, so this heading might be misleading. Please make it clear that the “passive strategy/index risk” here is a risk of the underlying passive funds. Can simply re-title this section “Passive Strategy/Index Risk of the Underlying Funds”.

The Registrant has made changes consistent with the Staff’s comment.

c. Please also note that the Fund will concentrate to the extent the underlying funds concentrate.

The Registrant respectfully submits, as noted in the responses to 4d) and 5a) above, that the Underlying Funds will seek diversification by mitigating concentration, and as such, respectfully does not believe that a principal risk regarding concentration in the Underlying Funds is necessary.

d. Please add an active management risk stating that the Fund may underperform the S&P 1500.

Response: The Registrant has made changes consistent with the Staff’s comment, as follows:

Active Management Risk: The Fund is actively managed using proprietary investment strategies and processes. There can be no guarantee that these strategies and processes will be successful and the Fund may underperform the S&P 1500.

6. Comment: “Additional Strategies Information”: The first line of this section refers back to the Fund Summary discussion. This section needs the “full blown” detailed strategy section included; add Principal Investment strategies and descriptions of the Funds and the securities in which they may invest, as described Item 9(b)(1) of Form N-1A.

Response: The registrant has made changes consistent with the Staff’s comment.

7. Comment: “Additional Risk Information”: This section needs to contain all the same the principal risk factors presented in the summary prospectus section explained in and included in fuller detail in this section. See Item 4(b)(1)(i) of Form N-1A re summary prospectus section.

Response: The Registrant so confirms.

8. Comment: “Index/Trademark Licenses and Disclaimer” section:

Please file copies of all License Agreements as Exhibits to the Registration Statement.

Response: The Registrant so confirms.

Statement of Additional Information:

9. Comment: “Investment Restrictions” section:

In number 10, please clarify the “Fund’s underlying index” that is mentioned here – is it the S&P 1500?

Response: The Registrant has modified the language as follows: “…as necessary in the period between seeding and the first rebalance, and/or to approximate the composition of the Fund’s referent indices for the Underlying Funds in aggregate—the Syntax Stratified LargeCap, Syntax Stratified MidCap ETF, and the Syntax Stratified SmallCap ETF …”

10. Comment: “Creation and Redemption Transaction Fees” section:

Please state that the total fees will not exceed 2% of the transaction cost.

Response: The registrant has made changes consistent with the Staff’s comment.

Very truly yours,

/s/Kathleen H. Moriarty